Exhibit 99.1

Sarah M. Ward Joins CI Financial Board of Directors

Veteran U.S.-based lawyer brings 35 years of banking and business law experience

TORONTO--(BUSINESS WIRE)--February 10, 2022--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) today announced the appointment of Sarah M. Ward to its Board of Directors, effective immediately. Ms. Ward is a lawyer with more than 35 years’ experience working in corporate finance on behalf of some of the world’s largest companies.

Ms. Ward recently retired from global law firm Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), where she was a New York-based Partner in the firm’s Banking Group and co-chair of its Legal Opinion Oversight Committee. Additionally, she served on the firm’s Policy Committee and was global co-head of the Banking Group from 2009-2014. Her clients included a wide variety of public companies, private equity firms and financial institutions.

Ms. Ward holds a Doctor of Law degree from Fordham University School of Law and a Bachelor of Arts degree from Princeton University.

“We are pleased to welcome Sarah to the CI Board. As a globally recognized leader in business law with more than three decades of experience serving leading financial institutions, she will make a strong contribution to our Board and to CI,” said William T. Holland, Chairman of the Board. “Her experience is especially relevant as CI’s largest business is now U.S. wealth management.”

“Sarah’s leadership experience and her deep expertise in corporate financing and mergers and acquisitions will be especially valuable to CI and complements the specializations and expertise of our other Board members,” said David P. Miller, Director and Chair of the Governance, Human Resources and Compensation Committee.

Additionally, Director Sheila Murray informed the Board that she will not stand for re-election at this year’s Annual Meeting of Shareholders.

Ms. Murray has been a Director since 2018 and also served as CI President from 2016-2019. Prior to that, she was Executive Vice-President, General Counsel and Secretary. As President, she was the recipient of the Canadian General Counsel Award for Business Achievement. She joined CI after 25 years at Blake, Cassels & Graydon LLP, where she practiced securities law.

“Sheila has been devoted to CI throughout her tenure and has made incalculable contributions to the development and growth of our firm,” said Mr. Holland. “We congratulate her on a stellar career spanning four decades. She truly is one of Canada’s foremost business leaders.”

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI managed and advised on approximately C$384.1 billion (US$304.0 billion) in client assets as at December 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, BRR OpCo, LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, CPWM, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com